UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Energous Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29272C103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272C103	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen R. Rizzone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,417,775 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,417,775 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,775 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.27% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 471,844 shares of common stock held directly by the Reporting Person; (ii) 524,744 shares of common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2018; (iii) 271,187 shares of common stock issuable to the Reporting Person upon the settlement of restricted stock units (“RSUs”) and Performance Stock Units (“PSUs”) that vest within 60 days of December 31, 2018; (iv) and 150,000 shares of common stock subject to PSUs held by the Reporting Person that are issuable upon the earlier of (a) the attainment of certain performance goals or (b) his retirement.

(2)

Based on 25,959,906 shares of common stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, plus (i) 524,744 shares of common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2018; (ii) 271,187 shares of common stock issuable to the Reporting Person upon the settlement of the RSUs and PSUs that vest within 60 days of December 31, 2018; (iii) and 150,000 shares of common stock subject to PSUs held by the Reporting Person that are issuable upon the earlier of (a) the attainment of certain performance goals or (b) his retirement, all of which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 29272C103	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Energous Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3590 North First Street, Suite 210

San Jose, California 95134

Item 2(a)	Name of Person Filing:

Stephen R. Rizzone, the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Energous Corporation

3590 North First Street, Suite 210

San Jose, California 95134

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

29272C103

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Row 9 of cover page for the Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 29272C103	13G	Page 4 of 5 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 29272C103	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

By:	/s/ Stephen R. Rizzone
Name:	Stephen R. Rizzone